Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

Employee Questions & Answers

January 5, 2007

•	If my job is eliminated as a result of the pending merger and I receive severance pay, will I also be eligible to collect unemployment benefits?

In most states, you are eligible to collect unemployment benefits while receiving your severance benefits; however, practices vary from state to state. Application for unemployment compensation must be made directly to your local applicable unemployment compensation office.

•	If my job is eliminated as a result of the pending merger and I qualify for early retirement benefits under the CBOT’s Pension Plan, will I be eligible to collect my severance and retirement benefits in addition to my unemployment benefits?

To qualify for early retirement under the CBOT Pension Plan you must be at least 55 years old with ten or more years of service at the time your employment with the CBOT terminates. If your job is eliminated as a result of the merger and you qualify for both retirement benefits and severance benefits, you may collect both. Rules regarding collecting pension and unemployment benefits vary from state to state and may be affected by the manner in which you choose to collect your pension (e.g., lump sum or annuity). Application for unemployment compensation must be made directly to your local applicable unemployment office, which will also determine whether you will qualify for unemployment benefits along with your pension annuity, lump sum or other payments.

•	How can I find out what my Pension balance is?

In early 2006, you received a Total Rewards Statement that included your current monthly, lifetime accrued pension benefit (i.e., your accrued pension benefit expressed as a life annuity commencing at normal retirement age). You will be provided with a new Total Rewards

Statement in March/April of 2007, which will include your updated benefit as of January 1, 2007.

To be vested in the Pension Plan, you must have five years of vesting service. To earn a year of vesting service, you must work at least 1,000 hours during the plan year (i.e., calendar year). Special rules apply with respect to breaks in service. The actual terms of the plan will govern, so please refer to your Pension Plan Summary Plan Description on OnBoard at http://onboard.cbot.com/cbot/onboard/page/1,3612,378,00.html for more information.

•	What will happen to the unvested balance of my 401(k) if my job is eliminated?

You are always 100 percent vested in your before- and after-tax employee contributions to your 401(k) Plan account. Whenever you leave the CBOT, regardless of your reason for leaving, you are entitled to all before- and after-tax contributions (and any rollover contributions) that you have made to the Plan and any earnings on your contributions.

You become vested in the Company (CBOT) match based on the schedule listed below. To earn a year of vesting service, you must work at least 1,000 hours during the plan year (i.e., calendar year). When you leave the CBOT, you are generally not entitled to the unvested balance of the CBOT’s contributions to your account. Special rules apply with respect to breaks in service. The actual terms of the plan will govern, so please refer to your Employee Savings Plan Summary Plan Description on OnBoard at http://onboard.cbot.com/cbot/onboard/page/0,3612,709,00.html for more information.

If your number of full years of vesting service equals:	Your vested and non-forfeitable interest will be:
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 or more	100%

•	If my job is eliminated and I have an outstanding 401(k) loan, how long do I have to repay the balance of my loan?

If your position is eliminated and you have an outstanding 401(k) loan, you will have 30 days to repay the outstanding loan balance. After 30 days, any outstanding loan balance will be treated as a taxable distribution at such time. Early distributions are generally subject to ordinary income tax and a 10-percent early withdrawal penalty. Again, actual terms of the plan will govern, and please refer to your Plan Summary Plan Description for further details.

•	If I am offered a position with the new company and choose not to accept it, will I still receive a severance package?

If you are offered a job with the new company at the same (or higher) base salary as applied to you immediately before the merger and you do not accept that job, you will not be eligible for severance benefits. However, you would still be eligible to receive your retention bonus if you remain employed with the CBOT until the pending merger is finalized.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained when available, without charge by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.